                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 2)(1)

                              Hartville Group, Inc.
                              ---------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    417287109
                                    ---------
                                 (CUSIP Number)

                                Richard O. Berner
                               c/o John Lang, Inc.
                               485 Madison Avenue
                                   23rd Floor
                            New York, New York 10022
                                 (212) 584-2100
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 14, 2007
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

      NOTE.  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

----------------
(1)   The  remainder  of this cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 109696104                   13D                    Page 2 of 11 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ISLANDIA, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  85,820,672
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              85,820,672
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    85,820,672
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    69.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 109696104                   13D                    Page 3 of 11 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    JOHN LANG, INC.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    NEW YORK
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  85,820,672
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              85,820,672
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    85,820,672
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    69.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 109696104                   13D                    Page 4 of 11 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    RICHARD BERNER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  85,820,672
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              85,820,672
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    85,820,672
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    69.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 109696104                   13D                    Page 5 of 11 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    EDGAR BERNER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  85,820,672
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              85,820,672
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    85,820,672
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    69.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 109696104                   13D                    Page 6 of 11 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    THOMAS BERNER
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  85,820,672
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              85,820,672
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    85,820,672
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    69.0%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 109696104                   13D                    Page 7 of 11 Pages
----------------------                                    ----------------------

            The following  constitutes  Amendment No. 2 ("Amendment No. 2") to the Schedule  13D  initially  filed by Islandia,  L.P.  This  Amendment  No. 2 amends the Schedule 13D as specifically set forth.

            Item 3 is hereby amended and restated to read as follows:

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The aggregate  purchase price of the Company's  securities  owned by
Islandia is $6,876,234.23. Such securities were acquired with partnership funds.

            Item 4 is hereby amended and restated to read as follows:

Item 4.     PURPOSE OF TRANSACTION.

            Pursuant to a Securities  Purchase  Agreement,  dated as of November
26, 2004 (the "2004 Purchase Agreement"),  Islandia purchased from the Company a convertible  debenture  due  November  26,  2006  in  the  principal  amount  of
$1,998,640 (the "2004  Debenture")  and a warrant to purchase  888,284 shares of
Common Stock (the "2004 Warrant").  Also on such date,  Islandia  purchased from the Company 1,766,053 shares of Common Stock. The 2004 Debenture was convertible into Common Stock at a conversion  price equal to the lesser of $2.25 and 80% of the average of the five closing prices immediately prior to the conversion date, but in any event not less than $0.95.  The 2004 Warrant has an exercise price of
$0.95 and expires on November  26, 2009.  The Company was  obligated to register for resale the shares of Common Stock underlying the 2004 Debenture and the 2004
Warrant  pursuant to the terms of a  registration  rights  agreement  (the "2004
Registration  Rights  Agreement").  Each of the 2004  Purchase  Agreement,  2004
Debenture,  2004 Warrant and 2004  Registration  Rights Agreement is filed as an exhibit hereto and incorporated herein by reference.

            Pursuant to an Interest Amendment and Waiver Agreement, effective as of  September  30,  2005 (the  "Amendment  Agreement"),  the  Company  issued to
Islandia a convertible  debenture due November 26, 2006 in the principal  amount of $199,844.35  (the "2005  Debenture") and a warrant to purchase 999,222 shares of Common Stock (the "2005  Warrant").  The 2005 Debenture and 2005 Warrant were issued to Islandia in  consideration  for its waiver of certain  defaults by the
Company under the 2004 Registration  Rights Agreement.  The Amendment  Agreement
also  adjusted the exercise  price of the 2004 Warrant from $0.95 to $0.01.  The
2005 Debenture was convertible  into Common Stock at a conversion price equal to
$0.20 per share.  The 2005 Warrant has an exercise price of $0.01 and expires on
September 30, 2010. Each of the Amendment Agreement,  the 2005 Debenture and the
2005 Warrant is filed as an exhibit hereto and incorporated herein by reference.

            Pursuant to a Securities  Purchase  Agreement,  dated as of July 31,
2006 (the "2006  Purchase  Agreement"),  Islandia  purchased  from the Company a convertible debenture due July 31, 2009 in the principal amount of $2,531,645.67
(the "2006  Debenture")  and a warrant to purchase  25,316,456  shares of Common
Stock (the "2006 Warrant").  The 2006 Debenture is convertible into Common Stock at a conversion price equal to $0.10 per share. The 2006 Warrant has an exercise price of $0.10 and  expires  on July 31,  2010.  The  Company  is  obligated  to

----------------------                                    ----------------------
CUSIP No. 109696104                   13D                    Page 8 of 11 Pages
----------------------                                    ----------------------

register for resale the shares of Common Stock underlying the 2006 Debenture and the 2006 Warrant  pursuant to the terms of a registration  rights agreement (the
"2006 Registration Rights Agreement"). Each of the 2006 Purchase Agreement, 2006
Debenture,  2006 Warrant and 2006  Registration  Rights Agreement is filed as an exhibit hereto and incorporated herein by reference.

            Effective  August 1, 2006,  pursuant to a Conversion  Agreement  and
Release  (the  "Conversion   Agreement"),   Islandia   converted  the  aggregate
outstanding  principal  amount of its 2004  Debenture and 2005 Debenture into an aggregate of  14,656,563  shares of Common Stock at a conversion  price of $0.15 per share. Prior to the effective date of the Conversion  Agreement,  Islandia's ability to acquire  beneficial  ownership of the Common Stock was  contractually capped at 4.9% of the  outstanding  Common Stock.  The  Conversion  Agreement is filed as an exhibit hereto and incorporated herein by reference.

            Pursuant to a Securities  Purchase  Agreement,  dated as of February
14, 2007 (the "2007 Purchase Agreement"),  Islandia purchased from the Company a convertible  debenture  due  February  14,  2010,  in the  principal  amount  of
$1,000,000 (the "2007 Debenture") and a warrant to purchase  8,438,818 shares of
Common Stock (the "2007 Warrant"). The 2007 Debenture is convertible into Common
Stock at a  conversion  price equal to $0.15 per share.  The 2007 Warrant has an exercise  price of $0.15 and  expires  on  February  14,  2011.  The  Company is obligated to register for resale the shares of Common Stock  underlying the 2007
Debenture and the 2007 Warrant  pursuant to the terms of a  registration  rights agreement (the "2007 Registration Rights Agreement").  Each of the 2007 Purchase
Agreement,  2007 Debenture,  2007 Warrant and 2007 Registration Rights Agreement
is filed as an exhibit hereto and incorporated herein by reference.

            Islandia acquired the above securities of the Company for investment purposes.  No  Reporting  Person has any present  plan or  proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of  Schedule  13D,  except  for the sale of shares of Common  Stock in ordinary brokerage transactions.

            Item 5 is hereby amended and restated to read as follows:

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) The  aggregate  percentage  of shares of Common  Stock  reported owned by each Reporting  Person is based upon  124,197,941  shares  outstanding, which  is the  54,799,885  shares  outstanding  as  reported  in  the  Company's
Quarterly  Report on Form  10-QSB,  as filed with the  Securities  and  Exchange
Commission  on November 20, 2006,  plus an  aggregate  of  69,398,056  shares of
Common Stock issuable upon the exercise of the 2004 Warrant,  2005 Warrant, 2006
Warrant, 2006 Debenture, 2007 Warrant and 2007 Debenture.

            As  of  the  close  of  business  on  February  20,  2007,  Islandia beneficially  owned  85,820,672  shares  of  Common  Stock  (consisting  of  (i)
16,422,616  shares of Common Stock (including  14,656,563 shares of Common Stock issued  upon  conversion  of the 2004  Debenture  and 2005  Debenture)  owned by
Islandia, (ii) 888,284 shares of Common Stock issuable upon exercise of the 2004
Warrant, (iii) 999,222 shares of Common Stock issuable upon exercise of the 2005
Warrant,  (iv) 25,316,456 shares of Common Stock issuable upon conversion of the

----------------------                                    ----------------------
CUSIP No. 109696104                   13D                    Page 9 of 11 Pages
----------------------                                    ----------------------

2006 Debenture,  (v) 25,316,456 shares of Common Stock issuable upon exercise of the 2006 Warrant, (vi) 8,438,818 shares of Common Stock issuable upon conversion of the 2007 Debenture and (vii)  8,438,818  shares of Common Stock issuable upon conversion of the 2007 Warrant),  constituting approximately 69.0% of the Common
Stock outstanding.  As the general partner of Islandia,  John Lang may be deemed to  beneficially  own the  85,820,672  shares of Common Stock owned by Islandia, constituting  approximately  69.0%  of  the  Common  Stock  outstanding.  As the
President of John Lang,  Richard  Berner may be deemed to  beneficially  own the
85,820,672 shares of Common Stock owned by Islandia,  constituting approximately
69.0% of the Common Stock outstanding. As a Vice President of John Lang, each of
Edgar Berner and Thomas Berner may be deemed to beneficially  own the 85,820,672 shares of Common Stock owned by Islandia,  constituting  approximately  69.0% of the Common Stock outstanding.  Each of John Lang,  Richard Berner,  Edgar Berner
and Thomas Berner disclaims  beneficial  ownership of the shares of Common Stock owned by Islandia.

            (b) By virtue of their  respective  positions  with John  Lang,  the general  partner of Islandia,  each of Richard  Berner,  Edgar Berner and Thomas
Berner has sole  voting  and  dispositive  power  with  respect to the shares of
Common Stock owned by Islandia.

            (c) Pursuant to the 2007 Purchase Agreement, Islandia purchased from the  Company  for an  aggregate  subscription  amount  of  $1,000,000  the  2007
Debenture,  which is convertible  into 8,438,818 shares of Common Stock, and the
2007 Warrant to purchase 8,438,818 shares of Common Stock.

            (d) No person other than the Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the shares of Common Stock reported hereby.

            (e) Not applicable.

            Item 7 is hereby amended to include the following:

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            14. 2007 Securities Purchase Agreement.

            15. 2007 Debenture.

            16. 2007 Warrant.

            17. 2007 Registration Rights Agreement.

----------------------                                    ----------------------
CUSIP No. 109696104                   13D                    Page 10 of 11 Pages
----------------------                                    ----------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2007                ISLANDIA, L.P.

                                        By: John Lang, Inc.
                                            General Partner

                                        By: /s/ Edgar Berner
                                            ------------------------------------
                                            Edgar Berner, Vice President

                                        JOHN LANG, INC.

                                        By: /s/ Edgar Berner
                                            ------------------------------------
                                            Edgar Berner, Vice President

                                        /s/ Richard Berner
                                        ----------------------------------------
                                        Richard Berner

                                        /s/ Richard Berner
                                        ----------------------------------------
                                        Edgar Berner

                                        /s/ Thomas Berner
                                        ----------------------------------------
                                        Thomas Berner

----------------------                                    ----------------------
CUSIP No. 109696104                   13D                    Page 11 of 11 Pages
----------------------                                    ----------------------

                                  EXHIBIT INDEX
                                  -------------

      Exhibit                                                               Page
      -------                                                               ----

1.    Joint Filing Agreement by and among Islandia,                         (1)
      L.P., John Lang, Inc., Richard O. Berner, Edgar R.
      Berner and Thomas Berner, dated August 10, 2006.

2.    2004 Securities Purchase Agreement.                                   (1)

3.    2004 Debenture.                                                       (1)

4.    2004 Warrant.                                                         (1)

5.    2004 Registration Rights Agreement.                                   (1)

6.    Amendment Agreement. (1)

7.    2005 Debenture.                                                       (1)

8.    2005 Warrant.                                                         (1)

9.    2006 Securities Purchase Agreement.                                   (1)

10.   2006 Debenture.                                                       (1)

11.   2006 Warrant.                                                         (1)

12.   2006 Registration Rights Agreement.                                   (1)

13.   Conversion Agreement. (1)

14.   2007 Securities Purchase Agreement.                                   (2)

15.   2007 Debenture.                                                       (2)

16.   2007 Warrant.                                                         (2)

17.   2007 Registration Rights Agreement.                                   (2)

-----------------------

(1)   Previously filed.

(2)   Incorporated  by reference  to the  Company's  Current  Report on Form 8-K filed with the Securities and Exchange Commission on February 20, 2007.